

Mail Stop 3561

February 27, 2018

Matthew Schultz
President, Chief Executive Officer, Principal Executive Officer and Director
CleanSpark, Inc.
70 North Main Street, Suite 105
Bountiful, Utah

> **Re:** **CleanSpark, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed January 16, 2018**
> **File No. 0-53498**

Dear Mr. Schultz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-6

Note 4. Business Acquisition, page F-10

1. Please tell us in detail how you determined the transaction value for the purchase of CleanSpark, LLC. For purposes of determining the fair value of the common stock and warrants issued as purchase consideration, it appears you may have used bid quotations as reported by the OTCQB. Please tell us how you concluded these bid quotations were a reliable indicator of fair value, considering that the quotations don't necessarily represent actual transactions, the market illiquidity of your shares, the large number of shares issued in the exchange, the value at which you issued shares for cash during the same period and other factors. In addition, please tell us in detail how you determined the fair values of the various tangible and intangible assets acquired in the acquisition. Tell us the evidence that supports the valuations of these assets, including whether independent appraisals were obtained. Please be sure to address how the effect of uncertainty about

the future cash flows associated with the assets was included in the fair value measurements. Please refer to ASC 805.

Notwithstanding the preceding, please tell us the evidence you considered in concluding that the recorded amounts for the Flexpower system, goodwill and other intangible assets were recoverable and not impaired as of September 30, 2017. In this regard, given your recurring losses and the recurring net cash flows used in operating activities, we are interested to understand how you are nonetheless projecting future cash flows that support the recoverability of over $20 million in recorded assets.

Item 15. Exhibits, Financial Statement Schedules, page 35

2. Please file a consent from your auditor for the use of their audit report. Such consent is required due to incorporation by reference of the Form 10-K into the previously filed Form S-8. Refer to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products